UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

  FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

999 W. Riverside Avenue, Suite 401
Spokane, Washington 99201
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K and the exhibit attached hereto are hereby incorporated by reference into Gold Reserve Inc.’s (the “Company”) current Registration Statements on Form F-3 and Form S-8 on file with the U.S. Securities and Exchange Commission (the “SEC”).

The following exhibit is furnished with this Form 6-K:

99.1 News Release

Cautionary Statement Regarding Forward-Looking Statements and information

The information presented or incorporated by reference in this report contains both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) or "forward-looking information" (within the meaning of applicable Canadian securities laws) (collectively referred to herein as "forward-looking statements") that may state our intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance or achievements to be materially different from those expressed or implied herein and many of which are outside our control.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements.  The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.  Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation:

  continued delay or failure by the Bolivarian Republic of Venezuela ("Venezuela") to make payments or otherwise honor its commitments under the settlement agreement whereby Venezuela agreed to pay us damages pursuant to an International Centre for the Settlement of Investment Disputes ("ICSID") judgment totaling $713 million in damages, plus pre-award interest and legal costs and expenses (the "Award") and purchase our mining data, previously compiled in association with our development of the Brisas Project (the "Mining Data") for $792 million and $240 million, respectively, for a total of approximately $1.032 billion (as amended, the "Settlement Agreement");
  risk that the Company may be unable to access current or future amounts deposited into a trust account for the benefit of the Company at Banco de Desarrollo Económico y Social de Venezuela ("Bandes Bank") (the "Trust Account") which have been blocked as a result of the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) designation of Bandes Bank as a Specially Designated National (“SDN”) pursuant to an Executive Order (“EO”). As a result of the Bandes Bank designation, the Company recorded an impairment loss in December 2018 on the balance of the trust of approximately $21.5 million;
  delay or failure by Venezuela to honor its commitments associated with the formation and operation of Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera") which holds certain gold, copper, silver and other strategic mineral rights within Venezuela's Bolivar State which includes the historical Brisas and Cristinas areas (referred to as the "Siembra Minera Project") including risks associated with the ability of the Company and Venezuela to (i) successfully overcome legal or regulatory obstacles to operate Siembra Minera for the purpose of developing the Siembra Minera Project, (ii) complete any additional definitive documentation and finalize any remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Siembra Minera Project;
  risks associated with the current or future sanctions by the U.S., Canada or other jurisdictions which generally prohibit the Company and its management or its employees from dealing with certain Venezuelan individuals and entities or entering into certain financial transactions (the "Sanctions") and which may negatively impact our ability to freely receive funds from Venezuela, either from the Trust Account or the remaining funds owed by Venezuela or our ability to do business in Venezuela;
  risks that U.S. and Canadian government agencies that enforce Sanctions may not issue licenses that the Company may need to engage in certain Venezuela-related transactions;
  risks that any future Venezuelan administration will void or otherwise fail to respect the agreements of the prior administration;
  risks associated with the collection of the Award and concentration of our operations and assets in Venezuela which are and will be subject to risks specific to Venezuela, including the effects of political, economic and social developments, instability and unrest; international response to Venezuelan domestic and international policies; Sanctions by U.S., Canadian or other jurisdictions and potential invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights either by the existing or future regimes;
  risks associated with our ability to resume our efforts to enforce and collect the Award, including the associated costs of such enforcement and collection effort and the timing and success of that effort, if Venezuela fails to make payments under the Settlement Agreement, it is terminated and further efforts related to the Settlement Agreement are abandoned;
  the risk that the conclusions of management and its qualified consultants contained in the Preliminary Economic Assessment of the Siembra Minera Gold Copper Project in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") may not be realized in the future;
  risks associated with exploration, delineation of adequate reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera Project;
  risks associated with our continued ability to service outstanding obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, pending the receipt of payments under the Settlement Agreement or collection of the Award in the courts;
  risks associated with our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the exploration, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;
  shareholder dilution resulting from the future sale of additional equity, if required;
  value realized from the disposition of the remaining assets related to our previous mining project in Venezuela known as the “Brisas Project”, if any;
  abilities of and continued participation by certain employees; and
  impact of current or future U.S., Canadian and/or other jurisdiction's tax laws to which we are or may be subject.

See “Risk Factors” contained in our Annual Information Form and Annual Report on Form 40-F filed on www.sedar.com and www.sec.gov, respectively for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the U.S. Securities and Exchange Commission (the "SEC") or other securities regulators or presented on the Company’s website.  Forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice.  We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable U.S. and Canadian securities regulations.  Investors are urged to read the Company’s filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 14, 2019

GOLD RESERVE INC. (Registrant)

By: /s/ Robert A. McGuinness

        Robert A. McGuinness, its Vice President of Finance,

        Chief Financial Officer and its Principal Financial and Accounting Officer